AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3

(Name of Subject Company (Issuer))

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67070X101

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Four Nuveen Closed-End Funds Announce Tender Offer Dates

CHICAGO, August 8, 2014 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the dates of the previously announced tender offers for each of the closed-end funds listed below.

Nuveen Dividend Advantage Municipal Fund 3 (NYSE MKT: NZF)

Nuveen Dividend Advantage Municipal Income Fund (NYSE MKT: NVG)

Nuveen Municipal Advantage Fund, Inc. (NYSE: NMA)

Nuveen Quality Income Municipal Fund, Inc. (NYSE: NQU)

As previously announced, each fund will purchase up to 10 percent of its outstanding common shares for cash at a price per share equal to 98 percent of the net asset value per share determined on the date the tender offer expires. Each fund currently expects its tender offer to commence on August 18, 2014 and expire on September 19, 2014, unless extended.

Additional terms and conditions of the tender offer will be set forth in each fund’s offering materials, which are expected to be distributed to common shareholders on or about August 18, 2014. If more than 10 percent of its outstanding common shares are tendered, and not withdrawn, a fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, shareholders cannot be assured that a fund will purchase all of their tendered common shares.

In addition, to mitigate the tender offer’s impact on each fund’s effective leverage ratio and asset coverage level, each fund’s Board has approved the concurrent partial redemption of certain preferred shares, subject to the completion of the tender offers. Further information regarding the redemptions will be included in future filings with the Securities and Exchange Commission (SEC) and accompanied by a public press release.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any of the funds. The funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The funds will also make available, without charge, the offer to purchase and the letter of transmittal.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow

Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. In total, Nuveen Investments managed approximately $225 billion as of March 31, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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